Exhibit 99.1

Centerpulse Ltd

Andreasstrasse 15

CH-8050 Zurich, Switzerland

Tel  +41 (0) 1 306 96 96

Media Release

Fax  +41 (0) 1 306 96 97

Date:	May 9, 2003	www.centerpulse.com

Centerpulse’s 1st quarter 2003 results:

Positive trends continue - sales rise 11% in local currencies

Zurich, May 9, 2003 – The positive trends seen last year have continued in the first quarter of this year. Sales of the continued operations increased in local currencies by 11% to CHF 318 million (-1% in CHF). This was primarily attributable to the growth of the reconstructive implant business in North America and Japan with growth rates in local currency of 24% and 27% respectively. Net income increased currency adjusted by 15% to CHF 44 million. The gain on the divestiture of the heart valve business contributed CHF 18 million. Exchange rate effects, in particular the weakening US Dollar to the Swiss Franc have led to a decrease of the sales in CHF.

Gross Profit was CHF 214 million (prior year CHF 218 million), a decrease of 2%. Currency adjusted this figure improved by 9%. The Gross Margin decreased to 67.3% (prior year 67.9%). Various measurements to improve the gross profit were offset by higher insurance cost. The sales, general and administrative expenses and research and development cost remained on last years levels.

The earnings before interest, taxes, depreciation, goodwill amortization and exceptional operating items (EBITDA) was CHF 80 million (prior year CHF 83 million), a reduction of 3%. In local currencies the EBITDA increased by 7%. The EBITDA margin decreased from 25.9% to 25.3%. Operating income increased by 24% and was CHF 73 million (prior year CHF 59 milion). In local currencies the increase was 38%. Operating income includes a gain of CHF 18 million on the sale of the heart valve business.

Financial expense of CHF 9 million (prior year CHF 1 million) was primarily attributable to interest expenses of the loan facilities for the settlement agreement. Other non-operating expense of CHF 5 Mio (prior year CHF 0 million) are provisions for cost to come for legal and financial consulting services related to the planned merger of Smith & Nephew and Centerpulse.

Net income was unchanged to prior year at CHF 44 million. In local currencies the increase amounted to 15%.

Overview 1st quarter results 2003

(unaudited, in millions CHF)

	Jan. – Mar. 2003	Jan. – Mar. 2002	Change in CHF	Change in local currencies
Net Sales	318	321	-1%	11%
EBITDA (1)	80	83	-3%	7%
Net Income (2)	44	44	1%	15%

(1) EBITDA = Earnings before interest, taxes, depreciation, goodwill, amortization and exceptional items.

(2) Including discontinued operations.

Orthopedics Division

Sales Orthopedics Division

(unaudited, in millions CHF)

	Europe	North America	Rest of World	Total
1st quarter 2002	146	74	22	242
1st quarter 2003	149	74	24	247
Growth rate in %
- In CHF	2	1	5	2
- In local currencies	6	24	14	12

The Orthopedics Division increased sales by 2% to CHF 247 million (prior year CHF 242 million). In local currencies the growth was 12%, which is in line with the estimated market growth.

Sales growth in North America further accelerated in the first quarter and reached 24% in local currency. The primary drivers continue to be the Natural Knee™ system and the highly cross-linked polyethylene Durasul® components. Minimally invasive surgeries become more and more important in the US. This trend was addressed with the introduction of various instruments and surgery techniques for hip implants, the CARETM-MIS-program (Comprehensive Accelerated Recovery Experience) and the Bio Skills Learning Lab.

In Europe sales growth was 2% in CHF and 6% in local currencies. Outstanding is the growth in the home market Switzerland with 13%. Furthermore, the UK, Spain, and the Netherlands have contributed strongly to this growth. In the main markets Germany, France and Italy growth has somewhat slowed down. This is a result of our focus on improving working capital and on profitable growth. In particular in Germany and Italy the price pressure continues. Positive is the trend in Belgium where sales growth of 16% in local currency reflect the various measures taken. The European-designed knee system InnexTM continues to grow strongly.

In Japan sales growth in local currency was 27%. Increased focus and the introduction of new products, designed and built especially for the Japanese market, continue to fuel growth.

Spine-Tech Division

Sales Spine-Tech Division

(unaudited, in millions CHF)

	Europe	North America	Rest of World	Total
1st quarter 2002	4	42	2	48
1st quarter 2003	5	35	1	41
Growth rate in %
- In CHF	13	-17	-31	-14
- In local currencies	18	2	-29	2

Sales of the Spine-Tech Division were CHF 41 million, an increase of 2% in local currencies (-14% in CHF). The ST-360°™ thoracolumbar pedicle screw system, introduced in the reporting period, the BPTM Lordotic* cage and the TrinicaTM* cervical plates were the most important sales drivers in the spine business in the US. The cage market continues to decline thereby negatively impacting our BAKTM/L* product line. In the segment of lumbar fixation systems the market demand has strongly shifted to ‘inne’ systems. This resulted in less demand for the Silhouette pedicle screw system. Management has taken measures and signed a distribution agreement for OptimaTM, a pedicle screw system of U&I, a Korean company. Spine-Tech intends to launch this product by the third quarter. A new cage generation product, the BAKTM/Vista*, is pending regulatory approval. Spine-Tech anticipates receiving this approval in the second quarter 2003.

In Europe Dynesys® continues to be the primary sales and growth driver. In the meantime there were over 8000 implants used since the product’s introduction in Europe. In the first quarter we also reported the first Dynesys® implantation in the US as part of a clinical study.

Dental Division

Sales Dental Division

(unaudited, in millions CHF)

	Europe	North America	Rest of World	Total
1st quarter 2002	7	19	5	31
1st quarter 2003	8	18	4	30
Growth rate in %
- In CHF	9	-4	-17	-3
- In local currencies	15	17	11	15

Sales of the Dental Division were CHF 30 million (prior year CHF 31 million). Growth in local currencies was 15% (-3% in CHF), which is above the estimated market growth. Sales growth in North America in local currency was 17%, also above the estimated market growth. Below expectations is growth in Germany and Israel. Israel is one of our key countries where the devaluation of the currency and the conflict in Iraq have led to a reduction of demand. The presence in Europe was strengthened with the creation of a subsidiary in Spain. Primary drivers for sales growth were the Tapered Screw VentTM and Tapered Swiss PlusTM product lines as well as the PurosTM bone grafting material.

Outlook

Max Link, Chairman and CEO, was pleased with the first quarter results and confirmed the objectives to at least grow with the market in all core markets: “In the Orthopedics Division we expect to maintain our leadership in Europe and to generate solid growth in the U.S. and Japan.

In the Spine-Tech Division we expect the new product introductions such as the BAK™* Vista cage and Dynesys®, the stabilisation system, to enhance sales growth. In Dental we expect solid growth in the major markets.”

On March 20, 2003 the Boards of Smith & Nephew and Centerpulse announced their intention to combine both organisations to a leading global orthopedics company. The public tender offer for all outstanding shares of Centerpulse was published on April 25, 2003. The offer period lasts until June 24, 2003. The settlement of the transaction is expected for July 25.

Centerpulse’s subsidiaries develop, produce, and distribute medical implants and biological materials for orthopedic, spinal and dental markets worldwide. The product array includes artificial joints, dental implants, spinal implants and instrumentation.

SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This release may contain forward-looking statements including, but not limited to, projections of future performance and regulatory approvals, subject to risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company’s Securities and Exchange Commission filings and other known and unknown risks and various other factors, which could cause the actual results or performance to differ materially from the statements made herein.

* The Trinica TM Anterior Cervical Plate System technology was invented by Gary Karlin Michelson, M.D. and is covered by one or more of the following: U.S. Patent Nos. 6,193,721, 6.398,783, D449.692; and pending U.S. and international patent applications.

The BAKTM, ProximityTM, BPTM/Lordotic, POLARTM and BAK/C® implants and the methods and instrumentation for implanting the same are licensed under and protected by U.S. Patents 5,015,247, 5,484,437, and 5,741,253, 6,096038, 6,080155, and 6,270,498, and related international patents issued to GARY KARLIN MICHELSON, M.D. and by Centerpulse Spine-Tech Inc. U.S. Patents 5,489,308, 5,609,636 and 5,658,337 issued to GEORGE W. BAGBY, STEPHEN D. KUSLICH, and others; U.S. Patents 5,865,847, 5,897,593, 6,120,506 and 6,165,218; and pending U.S. and international patent applications.

Media Relations:
Centerpulse Corporate Communications
Beatrice Tschanz		Erwin Schärer
Mobile:	+41 (0)79 407 08 78	Mobile:	+41 (0)79 407 12 25
Phone:	+41 (0)1 306 96 46	Phone:	+41 (0)1 306 96 53
Fax:	+41 (0)1 306 96 51	E-Mail:	press-relations@centerpulse.com
E-Mail:	press-relations@centerpulse.com

Investor Relations:
Süha Demokan		Marc Ostermann
Mobile:	+41 (0)79 430 81 46	Mobile:	+41 (0)79 787 92 84
Phone:	+41 (0)1 306 98 25	Phone:	+41 (0)1 306 98 24
Fax:	+41 (0)1 306 98 31	E-Mail:	investor-relations@centerpulse.com
E-Mail:	investor-relations@centerpulse.com

(Swiss Stock Exchange: CEPN; New York Stock Exchange: CEP)

This media release can be downloaded on the Internet: www.centerpulse.com

The Interim Report 1st quarter 2003 can be downloaded: www.centerpulse.com  „Investors / Download Center”